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                                                                    EXHIBIT 99.1


           VISTA GOLD ANNOUNCES RECORD PRODUCTION AT THE HYCROFT MINE


DENVER, COLORADO, APRIL 7, 1997 -- The Company is pleased to announce significantly improved first quarter production from the Hycroft mine in Nevada. Gold production for the first quarter 1997 was 30,135 ounces, an 86 percent increase over production of 16,206 ounces for the same period in 1996 and a 44 percent increase over the previous five-year average for first quarter production at the mine.

First quarter 1997 production was significantly higher due to two reasons: first, the operation of the new leach pad and a 2,800 gallons per minute (gpm) Merrill-Crowe recovery plant for the Brimstone ore and, second, increased gold production from the Central Fault leach pad and plant, as a result of enhanced leach solution pumping capacity and higher grade ore from Cut 4.

"Hycroft's first quarter production of 30,135 ounces is consistent with our 1997 production plan of 115,000 ounces," said Michael B. Richings, President and CEO of Vista Gold Corp. "Expanded production from Hycroft, rapid advancement of our feasibility study on the Amayapampa mine and commencement of development drilling at our Guariche project in Venezuela, will enable us to achieve our growth objective to be a 300,000 ounce producer by the year 2000."

Vista Gold Corp. is an international gold mining, development and exploration company based in Denver, Colorado, with its registered office in Vancouver, British Columbia. Its holdings range from the Hycroft mine in Nevada to development and exploration projects in North and South America including Ecuador, Bolivia, Venezuela and Peru. The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10K as amended.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's Form 10K as amended.

For further information, please contact Karla J. Kimrey, Director of Investor Relations, or Michael B. Richings, President and CEO of Vista Gold Corp. at
(303) 629-2450 or (888) 629-2450.